

Mail Stop 3561

February 23, 2018

Nicholas J. DeIuliis
Chief Executive Officer and Director
CNX Midstream GP LLC
CNX Center
1000 CONSOL Energy Drive
Canonsburg, PA 15317-6506

> **Re: CNX Midstream Partners LP**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed February 9, 2018**
> **File No. 333-218055**

Dear Mr. DeIuliis:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 9, 2017 letter.

General

1. We note that CNX Gas Company LLC appears to be an affiliate and operates effectively as your parent. In this regard, we note your disclosure on page 6 that CNX, as the sole member of CNX Gas, owns 100% of the membership interest in CNX Gathering, and that CNX is your sole sponsor. Given this relationship, we are concerned that this transaction may not be eligible to be made on a shelf basis under Rule 415(a)(1)(i) of the Securities Act and instead represents a primary offering. Accordingly, please revise to name CNX Gas Company LLC as an underwriter within the meaning of Section 2(a)(11) under the Securities Act of 1933 and identify the offering as a primary offering. Alternatively, please provide us with a detailed legal analysis as to why this offering should be regarded as a secondary offering, including an analysis as to whether CNX is your parent. For

guidance, please consider Securities Act Rules Compliance and Disclosure Interpretation 212.15, available on our website at www.sec.gov.

Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products